Filed by Quartet Holdco Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quartet Merger Corp.

Commission File No.: 001-36139

QUARTET MERGER CORP. AND PANGAEA LOGISTICS SOLUTIONS LTD.

AGREE TO MERGE

New York, NY and Newport, RI – April 30, 2014 – Quartet Merger Corp. (NASDAQ:QTET, QTETU and QTETR) (“Quartet”) and privately-held Pangaea Logistics Solutions Ltd. (“Pangaea” or the “Company”) today jointly announced that they have entered into a merger agreement whereby Pangaea will become a publicly listed company through a merger transaction with Quartet.

Pangaea Logistics Solutions Overview

•	Global provider of comprehensive maritime logistics solutions

•	Continuous market leadership for 18 years

•	Value-added backhaul specialization and ice-class 1A dominance

•	Embedded, loyal customer base

•	Asset-light strategy ensures ownership only when needed based on demand

•	Consistent, acyclical growth: 70%+ Net Income CAGR (‘10-’13)

•	Attractive Return on Equity: 19.5% (3-year average)

•	Close alignment of interests - Management owns approximately 60% of Pangaea before merger and will roll 100% of its equity into the merger

•	After the merger, the resulting company intends to pay an annual cash dividend of 10 cents per share, payable quarterly

Pangaea is an established, growth-oriented global logistics company dedicated to providing seaborne dry bulk transportation services. Pangaea is headquartered in Newport, Rhode Island with offices in Copenhagen, Athens, Rio de Janeiro and Singapore.

Since its predecessor’s founding in 1996, Pangaea has built a global roster of clients that includes many of the world’s leading industrial and agricultural suppliers, helping these clients to manage risk and providing them with consultative solutions and expert execution. Pangaea has become the recognized world leader in ice-class 1A ocean-going trading and is an advisor to the European Commission on this expanding class of service, while simultaneously parlaying its extensive experience and network to establish itself as a preeminent backhaul operator in the marine logistics space.

The Transaction

Upon the consummation of the transactions contemplated by the merger agreement, (i) Quartet will be merged with and into a newly formed Bermuda company (“Holdco”), with Holdco surviving the merger and (ii) a wholly owned subsidiary of Holdco (“Merger Sub”) will merge with and into Pangaea, with Pangaea surviving the merger and becoming the wholly-owned subsidiary of Holdco (collectively, the “Mergers”).

The shareholders of Pangaea, in exchange for all Pangea’s outstanding shares immediately prior to the Mergers, will receive from Holdco:

•	$300 million of Holdco common stock and cash (the cash component will range from $0-$10 million at the option of Pangaea shareholders); and
•	Up to an additional $75 million in Holdco stock (valued at $10.20 per share) over the next 3 years, if the following net income targets are met:

Contingent Consideration Schedule

	Net Income Target	Contingent Value[1]	Contingent Shares[1]
Fiscal Year Ending December 31, 2014	$27,300,000	$35,000,000	3,431,373
Fiscal Year Ending December 31, 2015	$34,000,000	$20,000,000	1,960,784
Fiscal Year Ending December 31, 2016	$41,000,000	$20,000,000	1,960,784
Cumulative Target[2]	$102,300,000	$75,000,000	7,352,941

Notes:
[1] Contingent payment will be made in shares of Holdco Common Stock (valued at $10.20 per share).
[2] If the cumulative net income target is met by the end of fiscal 2015, all three contingent payments will be deemed earned.

The Holdco shares issued to Pangaea shareholders in the Transaction will be subject to lockup provisions identical to those applicable to Quartet’s founders (12 months, with 50% subject to potential early release).

Following the Mergers, the board of directors of Holdco will consist of 8 members, 6 of whom will be nominated by Pangaea’s current shareholders and two of whom will be nominated by Quartet.

The closing of the transaction is subject to approval by the stockholders of Quartet, holders of no more than 9,169,603 shares of Quartet Common Stock issued in Quartet’s initial public offering of securities exercising their rights to convert their shares into a pro rata share of the Trust Fund in accordance with Quartet’s charter documents, and customary closing conditions for transactions of this nature.

About Pangaea Logistics Solutions and Its Markets

Pangaea provides logistics services to a broad base of industrial customers who require the transportation of a wide variety of dry bulk cargoes, including grains, pig iron, hot briquetted iron, bauxite, alumina, cement clinker, dolomite, and limestone. The Company addresses the transportation needs of its customers with a comprehensive set of services and activities, including cargo loading, cargo discharge, vessel chartering, and voyage planning.

The Company continues to innovate. In 2010, for example, Pangaea was the first non-Russian vessel operator to carry dry bulk cargoes from Europe to Asia via the Northern Sea Route. Similarly, in 2013, Pangaea was the first vessel operator to carry dry bulk cargo from the West Coast of Canada to Europe via the Northwest Passage. The Company’s experience in carrying a wide range of cargoes, pioneering new routes, and serving less common ports increases its opportunities to secure higher margins than in more commoditized cargoes and routes. Pangaea believes that providing such specialized transportation logistics services, together with its long-term commercial and contractual relationships and asset-light business strategy, makes the Company less sensitive to industrial and economic cycles as compared to other bulk-shipping operators.

Eric Rosenfeld, Chairman and CEO of Quartet, commented, “We are pleased that Quartet’s Board of Directors, as well as our Special Advisor, Joel Greenblatt, unanimously approved this transaction. We believe that Pangaea is without parallel in its sector, making it an extremely attractive merger partner. The Company has a very appealing growth profile and a compelling valuation, with a price to forward earnings multiple that is more than 30% below its publicly traded peers. We expect that its numerous competitive advantages will enable the company to continue to prosper.”

Mr. Rosenfeld continued, “We believe the dedicated management team and expertise that Pangaea has demonstrated, particularly in the ice-class trade and in backhaul, clearly indicate that this Company not only has the vision to be a global leader for years to come, but also maintains a worldwide network to execute in a way its peers cannot. As a result, it is our belief that Pangaea is well-positioned to provide long-term value to stockholders.”

Joel Greenblatt, Quartet’s Special Advisor, said, “An attractive valuation, an experienced management team, and a global leader in its sector are some of the attributes that make this a unique investment opportunity. This is a quality company with significant growth prospects and I am excited about its future.”

Peter Yu, Managing Partner of Cartesian Capital Group, a significant Pangaea stockholder, stated, “This is a defining moment in Pangaea’s evolution and we are proud of our involvement in helping the company reach this critical milestone. Management has positioned the company for long-term sustained growth by becoming the leader in several key areas with limited competition and high barriers to entry. We look forward to continuing our partnership with Pangaea and facilitating its continued growth.”

For the purposes of this transaction, Quartet is being represented by Graubard Miller and Pangaea is being represented by Willkie Farr & Gallagher LLP. For additional information on the transaction, see Quartet’s Current Report on Form 8-K, which will be filed promptly and which can be obtained, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Pangaea’s website is http://www.PangaeaLS.com.

About Quartet Merger Corp.

Quartet was incorporated in Delaware on April 19, 2013 as a blank check company whose objective is to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. On November 1, 2013, Quartet consummated its initial public offering (“IPO”) of 8,400,000 units, each unit consisting of one share of common stock and one right to automatically receive one-tenth of one share of common stock upon consummation of an Initial Business Combination. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $84,000,000. On November 5, 2013, Quartet consummated the sale of an additional 1,260,000 units that were subject to the underwriters’ over-allotment option, for aggregate additional proceeds of $12,600,000. Simultaneously with each of the consummation of the IPO and the exercise of the over-allotment option, Quartet consummated a private placement of an aggregate of 608,125 units to its Sponsors and EarlyBirdCapital, Inc., the representative of the underwriters of its IPO, and their respective designees. The private units were sold at an offering price of $10.00 per unit, generating gross proceeds of $6,081,250. Of the net proceeds from Quartet’s IPO (including the exercise of the over-allotment option), $92,410,500, plus $6,081,250 received from the Private Placement for an aggregate of $98,491,750, was place in a trust account. As of December 31, 2013, Quartet held $98,503,058 in a trust account maintained by an independent trustee, which will be released upon the consummation of the transaction with Pangaea.

Quartet and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of Quartet stockholders to be held to approve the merger. Stockholders are advised to read, when available, Quartet’s preliminary proxy statement/registration statement and definitive proxy statement/registration statement in connection with the solicitation of proxies for the special meeting because these statements will contain important information. The definitive proxy statement/registration statement will be mailed to stockholders as of a record date to be established for voting on the merger. Stockholders will also be able to obtain a copy of the proxy statement/registration statement, without charge, by directing a request to: Quartet Merger Corp., 777 Third Avenue, 37th Floor, New York, NY 10017. The preliminary proxy statement/registration statement and definitive proxy statement/registration statement, once available, can also be obtained, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Safe Harbor Language

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Pangaea’s and Quartet’s managements’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of Pangaea’s business. These risks, uncertainties and contingencies include: business conditions; weather and natural disasters; changing interpretations of GAAP; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments; requirements or changes adversely affecting the business in which Pangaea is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of logistics and shipping services; general economic conditions; geopolitical events and regulatory changes; the possibility that the merger does not close, including due to the failure to receive required security holder approvals or the failure of other closing conditions; and other factors set forth in Quartet’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that certain of Pangaea’s financial results are unaudited and do not conform to SEC Regulation S-X and as a result such information may fluctuate materially depending on many factors. Accordingly, Pangaea’s financial results in any particular period may not be indicative of future results. Neither Quartet nor Pangaea is under any obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

David Sgro

Chief Financial Officer

Quartet Merger Corp.

(212) 319-7676

or

Thomas Rozycki

Managing Director

Prosek Partners

(212) 279-3115

(U.S dollars in thousands)	As of and for the years ended December 31,
	2011	2012	2013
	(Figures derived from audited statements)

Income Statement Data:
Revenue	$409,644	$387,058	$392,471
Direct operating expenses	389,621	349,206	349,873
Gross profit	20,023	37,852	42,598

Selling, general, and administrative expense	7,244	11,028	11,599
Depreciation and amortization	5,197	7,180	9,615
Loss of vessel sale	1,096	-	-
Income from operations	6,485	19,644	21,384

Interest and other expense, net	(2,636)	(3,731)	(5,869)
Income attributable to non-controlling interests	(83)	(2,059)	(62)
Net income attributable to Pangaea	$3,766	$13,854	$15,452

Balance Sheet Data:
Cash	$18,738	$19,696	$18,928

Total assets	126,556	232,216	330,373

Total third party debt (current and long-term)	31,963	84,876	102,368